

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2012

<u>Via E-mail</u>
Benjamin M. Fink
Chief Financial Officer and Treasurer
Western Gas Partners, LP
1201 Lake Robbins Drive
The Woodlands, Texas 77380

      **Re:**    **Western Gas Partners, LP**
              **Form 10-K for Fiscal Year Ended December 31, 2010**
              **Filed February 24, 2011**
              **File No. 001-34046**

Dear Mr. Fink:

      We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Mara L. Ransom

                  Mara L. Ransom
                  Assistant Director